Exhibit 12.1

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES
Schedule of computation of Ratio and Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands, except ratios)

	Quarter ended June 30		Years ended December 31
	2012		2011 (1)		2010 (1)		2009 (1)		2008 (1)		2007 (1)
Earnings:
Income before discontinued operations	$42,490		$48,868		$49,163		$43,279		$78,556		$54,819
Gain on sales of real estate	-		-		-		(103)		(4,578)		-
Interest and amortization expense	27,541		103,168		87,585		86,016		85,063		85,896
Total earnings	$70,031		$152,036		$136,748		$129,192		$159,041		$140,715

Fixed charges:
Interest and amortization expense	$27,541		$103,168		$87,585		$86,016		$85,063		$85,896
Capitalized interest	2,319		8,240		9,486		10,463		10,908		5,134
Preferred stock dividends	1,368		4,753		2,170		4,860		9,241		9,174
Perpetual preferred unit distributions	-		1,650		6,300		6,300		9,909		10,238
Total fixed charges and preferred stock dividends	$31,228		$117,811		$105,541		$107,639		$115,121		$110,442

Ratio of earnings to fixed charges (excluding preferred stock dividends and preferred unit distributions)	2.35	X	1.36	X	1.41	X	1.34	X	1.66	X	1.55	X

Ratio of earnings to combined fixed charges and preferred stock dividends	2.24	X	1.29	X	1.30	X	1.20	X	1.38	X	1.27	X

(1)	The results of operations for 2007-2011 have been reclassified and restated to reflect discontinued operations.